1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 8, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

DISCLOSEABLE TRANSACTION

CORNERSTONE INVESTMENT IN CHINA ZHESHANG BANK

The Board is pleased to announce that on 8 March 2016, Yancoal International (as investor), a wholly-owned subsidiary of the Company, entered into the Cornerstone Investment Agreement with China Zheshang Bank (as issuer), CMBI (as Underwriter’s Representative) and the Company (as guarantor), pursuant to which Yancoal International has agreed to acquire the Investor Shares at the Offer Price as part of the International Offering through the Underwriter’s Representative (or its affiliates) in its capacity as an international representative of the international underwriters of the relevant portion of the International Offering.

Since the highest relevant applicable percentage ratio (as defined under the Listing Rules) in respect of the Cornerstone Investment exceeds 5% but is less than 25%, the Cornerstone Investment constitutes a discloseable transaction of the Company and is subject to the reporting and announcement requirements under the Listing Rules.

I.	BACKGROUND

The Board is pleased to announce that on 8 March 2016, Yancoal International (as investor), a wholly-owned subsidiary of the Company, entered into the Cornerstone Investment Agreement with China Zheshang Bank (as issuer), CMBI (as Underwriter’s Representative) and the Company (as guarantor), pursuant to which Yancoal International has agreed to acquire the Investor Shares at the Offer Price as part of the International Offering through the Underwriter’s Representative (or its affiliates) in its capacity as an international representative of the international underwriters of the relevant portion of the International Offering.

II.	THE CORNERSTONE INVESTMENT AGREEMENT

The principal terms of the Cornerstone Investment Agreement are as follows:

Date:	8 March 2016

Parties:	(1) Yancoal International, as investor;

(2) China Zheshang Bank, as issuer;

(3) the Company, as guarantor; and

(4) CMBI, as Underwriter’s Representative.

The Cornerstone Investment:

Subject to the conditions set out in the paragraph headed “Conditions precedent” below being fulfilled (or waived by the parties, except that the conditions (c) and (d) cannot be waived) and other terms and conditions of the Cornerstone Investment Agreement, Yancoal International will:

(a) acquire the Investor Shares at the Offer Price as part of the International Offering through the Underwriter’s Representative (or its affiliates) in its capacity as an international representative of the international underwriters of the relevant portion of the International Offering; and

(b) pay the aggregate Offer Price and the related brokerage, transaction levies and trading fees in respect of the Investor Shares on the Listing Date.

The number of the Investor Shares shall be 400,000,000 CZB H Shares.

The Investor Shares will, when delivered, be fully paid and free from all options, liens, charges, mortgages, pledges, claims, equities, encumbrances and other third party rights and shall rank pari passu with CZB H Shares then in issue and to be listed on the Stock Exchange.

China Zheshang Bank is seeking a listing on the Main Board of the Stock Exchange by way of a Global Offering comprising (i) the Hong Kong Public Offering and (ii) the International Offering. The Cornerstone Investment shall be deemed as part of the International Offering.

China Zheshang Bank has applied to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, among other things, the Investor Shares.

Consideration and payment:

The aggregate consideration payable by Yancoal International under the Cornerstone Investment Agreement comprises (i) the aggregate Offer Price in respect of the Investor Shares, being (1) the number of the Investor Shares multiply by (2) the Offer Price; and (ii) the related brokerage, transaction levies and trading fees in respect of the Investor Shares. The Board estimates that the maximum aggregate consideration payable by Yancoal International under the Cornerstone Investment Agreement will not exceed HK$1.9 billion. The consideration will be settled in cash.

Yancoal International shall make full payment at the aggregate Offer Price for all of the Investor Shares and the related brokerage, transaction levies and trading fees to the Underwriter’s Representative by same day value credit at 9:30 a.m. Hong Kong time on the Listing Date in Hong Kong dollars by wire transfer in immediately available clear funds without any deduction or set-off to such Hong Kong dollar bank account as may be notified to Yancoal International by the Underwriter’s Representative in writing no later than three clear business day prior to the Listing Date.

The consideration was determined after arm’s length negotiations between the parties to the Cornerstone Investment Agreement based on the size of investment as offered by China Zheshang Bank and accepted by Yancoal International, the prospect of China Zheshang Bank and current market conditions. The Board intends to finance the payment of the consideration by the Group’s internal financial resources.

Conditions precedent:

Yancoal International’s obligation under the Cornerstone Investment Agreement to acquire, and China Zheshang Bank’s, the Joint Sponsors’ and the Underwriter’s Representative’s (or its affiliates’) obligations to issue, place, allocate and/or deliver (as the case may be), the Investor Shares pursuant to the Cornerstone Investment Agreement are conditional only upon each of the following conditions having been satisfied at or prior to the closing:

(a)	the underwriting agreement for the Hong Kong Public Offering and the underwriting agreement for the International Offering being entered into and having become effective and unconditional (in accordance with their respective original terms or as subsequently waived or varied by agreement of the parties thereto) by no later than the time and date as specified in the respective underwriting agreements;

(b)	neither of the aforesaid underwriting agreements having been terminated;

(c)	the Listing Committee of the Stock Exchange having granted the listing of, and permission to deal in, CZB H Shares (including the Investor Shares) and that such approval or permission having not been revoked;

(d)	no laws shall have been enacted or promulgated by any governmental authority which prohibits the consummation of the transactions contemplated in the Hong Kong Public Offering, the International Offering or herein and there shall be no orders or injunctions from a court of competent jurisdiction in effect precluding or prohibiting consummation of such transactions; and

(e)	the respective representations, warranties, undertakings and confirmations of Yancoal International and the Company (as guarantor) in the Cornerstone Investment Agreement (as of the date of the Cornerstone Investment Agreement) are and (as of the Listing Date) will be accurate and true in all respects and not misleading and that there is no material breach of the Cornerstone Investment Agreement on the part of Yancoal International.

If (i) any of the conditions set out above has not been fulfilled or if such condition(s) have not been waived by China Zheshang Bank, the Joint Sponsors and the Underwriter’s Representative (except that the conditions (c) and (d) cannot be waived) on or before the date that is 60 days after the Cornerstone Investment Agreement (or such other date as may be agreed among China Zheshang Bank, Yancoal International, the Joint Sponsors and the Underwriter’s Representative); or (ii) the Global Offering is not completed as contemplated in the public documents which may be issued by China Zheshang Bank in connection with the Global Offering, the obligation of Yancoal International to purchase, and China Zheshang Bank’s and the Underwriter’s Representative’s obligations to issue, place and/or allocate and deliver (as the case may be), the Investor Shares shall cease and any amount paid by Yancoal International will be repaid to Yancoal International without interest and the Cornerstone Investment Agreement will terminate and be of no effect and all obligations or liabilities on the part of China Zheshang Bank, the Joint Sponsors and the Underwriter’s Representative shall cease and terminate, provided that termination of the Cornerstone Investment Agreement pursuant to this clause shall be without prejudice to the accrued rights or liabilities of China Zheshang Bank to Yancoal International pursuant to the terms herein at or before such termination.

Restrictions on Disposal

Yancoal International for itself and on behalf of its subsidiary (where the Investor Shares are to be acquired by its subsidiary), agrees, covenants and undertakes to China Zheshang Bank, each of the Joint Sponsors and the Underwriter’s Representative that unless it has obtained prior written consent of China Zheshang Bank, the Joint Sponsors and the Underwriter’s Representative, it will not, and will cause its affiliates not to, whether directly or indirectly, at any time during the period of six months starting from and inclusive of the Listing Date (the “Lock-up Period”), (i) dispose of any Relevant Shares or any interest in the subsidiary of Yancoal International or any company or entity (directly or indirectly) holding any Relevant Shares in any way, except otherwise permitted pursuant to a clause under the Cornerstone Investment Agreement; (ii) enter into any transactions directly or indirectly with the same economic effect as any aforesaid transactions; (iii) publicly announce any intention to enter into any aforesaid transaction; and (iv) agree or contract to do any aforesaid transactions.

After the expiry of the Lock-up Period as mentioned above, Yancoal International shall, subject to requirements under applicable laws, be free to dispose of any Relevant Shares provided that Yancoal International shall ensure that any such disposal does not create a disorderly or false market in the CZB H Shares and is in compliance with the SFO and all other applicable laws, and shall use its best endeavours to notify China Zheshang Bank in writing prior to the disposal; and Yancoal International will not enter into any such transaction with a person who, to the best knowledge of Yancoal International after making due enquiries, engages directly or indirectly in a business that competes or potentially competes with the business of China Zheshang Bank or with any other entity that is a holding company, subsidiary or associate (as defined in the Listing Rules) of such person before using its best endeavours to notify China Zheshang Bank in writing prior to the transaction.

Closing

The Investor Shares will be acquired contemporaneously with the closing of the International Offering at such time and in such manner as shall be determined by the Joint Global Coordinators.

Guarantee

To the extent that any of the Relevant Shares are to be held by Yancoal International, the Company (as guarantor) as primary obligor unconditionally and irrevocably:

(a)	guarantees by way of continuing guarantee to China Zheshang Bank the payment of all amounts by Yancoal International under the Cornerstone Investment Agreement;

(b)	undertakes to ensure the due and punctual performance and observance by Yancoal International (including any and all assignees of Yancoal International) of all its agreements, obligations, undertakings, warranties, representations, indemnities, consents, acknowledgements, confirmations and covenants under the Cornerstone Investment Agreement;

(c)	undertakes to contribute sufficient investment in Yancoal International to ensure Yancoal International to perform its obligations under the Cornerstone Investment Agreement;

(d)	undertakes that it will not during the Lock-up Period dispose of all or part of its equity interests in Yancoal International to the effect that Yancoal International will cease to be its subsidiary. The Company agrees and undertakes not to dispose of any of its legal or beneficial interest, whether directly or indirectly, in Yancoal International to the effect that Yancoal International will cease to be its subsidiary during the Lock-Up Period without the prior written consent of China Zheshang Bank and Underwriter’s Representative; and

(e)	undertakes to indemnify on demand and hold harmless each of indemnified parties against any and all losses, costs, expenses, claims, liabilities (including but not limited to legal costs) whatsoever arising directly or indirectly out of, or incurred in connection with any breach of any of the agreements, warranties and undertakings contained herein by Yancoal International (including any and all assignees of Yancoal International).

III.	REASONS AND BENEFITS FOR THE ENTERING INTO OF THE CORNERSTONE INVESTMENT AGREEMENT

The Company believes that the Cornerstone Investment will be beneficial to the development of the finance group of the Company relating to the industry finance. It will help the Company further increase its investment in the financial field and will be beneficial to the efficient coordination of management resources and the business and products of the Company and the diversification of assets configuration of the Company. It will also improve the operating efficiency of assets of the Company and will be beneficial to the expansion of the channels for profit making by the Company which is in line with the business operation and capital operation strategy of the Company.

Having considered the above, the Directors are of the view that the terms of the Cornerstone Investment Agreement are on normal commercial terms that are fair and reasonable, and the Cornerstone Investment is in the interests of the Company and the Shareholders as a whole.

IV.	GENERAL

Information of the parties

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Yancoal International

Yancoal International is a wholly-owned subsidiary of the Company and an investment holding company.

China Zheshang Bank

China Zheshang Bank is a joint stock commercial bank established in the PRC with limited liability.

It is principally engaged in the business of corporate banking, retail banking and treasury business.

Based on the application proof information pack of China Zheshang Bank posted on the website of the Stock Exchange on 10 December 2015, the audited financial information of China Zheshang Bank for the two financial years ended 31 December 2013 and 2014 and the nine months ended 30 September 2015 is as below:

	For the year ended 31 December 2013	For the year ended 31 December 2014	For the nine months ended 30 September 2015
	RMB	RMB	RMB
Profit before taxation	6,521,438,000	6,792,233,000	7,505,083,000
Profit after taxation	4,901,249,000	5,095,503,000	5,636,960,000

The audited net asset value of China Zheshang Bank as at 30 September 2015 was approximately RMB47,614,870,000.

CMBI

CMBI is a company incorporated in Hong Kong with limited liability. CMBI is a corporation licensed under the SFO to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities as defined under the SFO.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, China Zheshang Bank, CMBI and their ultimate beneficial owners are third parties independent of the Company and its connected persons.

V.	IMPLICATION OF THE LISTING RULES

Since the highest relevant applicable percentage ratio (as defined under the Listing Rules) in respect of the Cornerstone Investment exceeds 5% but is less than 25%, the Cornerstone Investment constitutes a discloseable transaction of the Company and is subject to the reporting and announcement requirements under the Listing Rules.

As completion of the Cornerstone Investment Agreement is subject to the satisfaction of the conditions precedent contained in the Cornerstone Investment Agreement which may or may not be fulfilled, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

VI.	DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“Board”	the board of directors of the Company;

“China Zheshang Bank”	China Zheshang Bank Co., Ltd., a joint stock commercial bank established in the PRC with limited liability;

“CMBI”	CMB International Capital Limited;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules;

“Cornerstone Investment”	the subscription of the Investor Shares contemplated under the Cornerstone Investment Agreement;

“Cornerstone Investment Agreement”	the cornerstone investment agreement dated 8 March 2016 entered into among Yancoal International, China Zheshang Bank, CMBI and the Company;

“CZB H Shares”	the overseas listed foreign shares in the share capital of China Zheshang Bank with a nominal value of RMB1.00 each, which are to be subscribed for and traded in Hong Kong dollars and listed on the Stock Exchange;

“Director(s)”	the director(s) of the Company;

“Global Offering”	the global offering of CZB H Shares comprising the Hong Kong Public Offering and the International Offering;

“Group”	the Company and its subsidiaries;

“HK$” or “Hong Kong Dollar”	the lawful currency of Hong Kong;

“Hong Kong”	Hong Kong Special Administrative Region of the PRC;

“Hong Kong Public Offering”	the offer for subscription of CZB H Shares by the public in Hong Kong;

“International Offering”	a conditional placing outside the United States of America (including placing to professional and institutional investors in Hong Kong) in reliance on Regulation S under the United States Securities Act of 1933 and in the United States of America to qualified institutional buyers in accordance with Rule 144A under the United States Securities Act of 1933 or any other available exemption from registration under the United States Securities Act of 1933;

“Investor Shares”	CZB H Shares to be purchased by Yancoal International pursuant to the Cornerstone Investment Agreement, which is 400,000,000 CZB H Shares;

“Joint Global Coordinators”	the joint global coordinators appointed by China Zheshang Bank in relation to the Global Offering;

“Joint Sponsors”	the joint sponsors appointed by China Zheshang Bank, namely, CITIC CLSA Capital Markets Limited, China International Capital Corporation Hong Kong Securities Limited, Goldman Sachs (Asia) L.L.C. and ABCI Capital Limited, in relation to the Global Offering;

“Listing Date”	the date on which CZB H Shares are first listed on the Stock Exchange;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Lock-up Period”	has the meaning as set out on page 4 of this announcement;

“Offer Price”	the final Hong Kong dollar price per CZB H Share (exclusive of brokerage, transaction levies and trading fees) at which CZB H Shares are to be offered and sold pursuant to the Global Offering;

“PRC”	the People’s Republic of China, which for the purpose of this announcement, excludes Hong Kong, the Macao Special Administrative Region of the PRC and Taiwan;

“Relevant Shares”	the Investor Shares to be purchased by Yancoal International pursuant to the Cornerstone Investment Agreement, and any shares or other securities of China Zheshang Bank which are derived therefrom pursuant to any rights issue, capitalisation issue or other form of capital reorganisation (whether such transactions are to be settled in cash or otherwise) and any interest therefrom;

“RMB”	Renminbi, the lawful currency of the PRC;

“SFO”	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;

“Shareholders”	the shareholders of the Company;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Underwriter’s Representative”	CMBI;

“Yancoal International”	Yancoal International (Holding) Company Limited, a company incorporated in Hong Kong with limited liability, a wholly-owned subsidiary of the Company;

“%”	percentage.

By order of the Board

Yanzhou Coal Mining Company Limited

Li Xiyong

Chairman of the Board

Zoucheng, Shandong Province, the PRC

8 March 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC